FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 21, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

  BRF – Brasil Foods S.A.

CNPJ 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

Rua Jorge Tzachel, 475,

Itajaí, SC

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358/02  and Paragraph 4, Article 157 of Law 6.404/76 and complementary to information disclosed in the Material Fact of July 13 2011 and included in the Performance Agreement (“TCD”) signed with the Administrative Council for Economic Defense (“CADE”), the Management of BRF – Brasil Foods S.A. (“BRF” or the “Company” – Bovespa: BRFS3;NYSEZ;BRFS) wishes to notify the sale in its entirety of the stake held directly or indirectly in the capital stock of Excelsior Alimentos S.A. by the wholly owned subsidiary of  BRF, Sadia S.A., with the consequent transfer to the future purchaser of the all tangible and intangible assets, this fact being informed to the Excelsior subsidiary as of this date.

We would inform that the relative impacts of this divestment have already be shown and measured in item 5 of the material fact published by BRF on July 13 2011.

São Paulo, July 21 2011

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 21, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director